                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11-K

                                 ANNUAL REPORT


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

                                      OR

[_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934

Commission file number 1-13884

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

              COOPER CAMERON CORPORATION RETIREMENT SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

                          COOPER CAMERON CORPORATION
                      515 Post Oak Boulevard, Suite 1200
                             Houston, Texas 77027

               COOPER CAMERON CORPORATION RETIREMENT SAVINGS PLAN


                                                                    Page

Report of Independent Public Accountants                               1

Audited Financial Statements

Statements of Net Assets Available for Benefits                        2
Statement of Changes in Net Assets Available for Benefits With
   Fund Information                                                    3
Notes to Financial Statements                                          4

Signature                                                             13

Consent of Independent Public Accountants                             14

                         REPORT OF INDEPENDENT AUDITORS

The Participants and Administrator
Cooper Cameron Corporation Retirement
  Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Cooper Cameron Corporation Retirement Savings Plan as of December 30, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 30, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 30, 2000, in conformity with accounting principles generally accepted in the United States.


June 12, 2001

               Cooper Cameron Corporation Retirement Savings Plan

                Statements of Net Assets Available for Benefits

                                                         December 30
                                                  2000                1999
                                              ---------------------------------

Assets
Contributions receivable:
 Employer                                        $    991,307      $    669,692
                                              ---------------------------------
Total contributions receivable                        991,307           669,692

Plan interest in Cooper Cameron
 Corporation Master Trust for Defined
 Contribution Plans:                              325,106,349       316,063,800
                                              ---------------------------------
Net assets available for benefits                $326,097,656      $316,733,492
                                              =================================





See accompanying notes.

              Cooper Cameron Corporation Retirement Savings Plan

           Statement of Changes in Net Assets Available for Benefits

                         Year ended December 30, 2000

Additions:
  Contributions:
   Employer                                                     $  8,836,449
   Employee                                                       13,332,013
   Rollovers                                                       1,074,714
                                                               -------------
  Total contributions                                             23,243,176

  Net investment gain from Cooper Cameron Corporation
    Master Trust for Defined Contribution Plans, net of
    expenses                                                       24,711,365
                                                               -------------
Total additions                                                   47,954,541

Deduction:
  Benefits paid to participants                                   38,502,936

Other changes in net assets:
  Net asset withdrawals                                               87,441
                                                               -------------
Net increase                                                       9,364,164


Net assets available for benefits at beginning of year           316,733,492
                                                               -------------
Net assets available for benefits at end of year                $326,097,656
                                                               =============




See accompanying notes.

              Cooper Cameron Corporation Retirement Savings Plan

                         Notes to Financial Statements

                               December 30, 2000

1. DESCRIPTION OF THE PLAN

Cooper Cameron Corporation Retirement Savings Plan (the "Plan") is a contributory, defined contribution plan sponsored by Cooper Cameron Corporation (the "Company"), with cash or deferred provisions described in Section 401(k) of the Internal Revenue Code ("IRC"). All employees (except those covered by a collective bargaining agreement) of the Company and their affiliated subsidiary, Orbit Valve Company, are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Plan participants can elect to make pre-tax contributions from 1% to 16% of compensation. The Company matches 100% of the employee contributions up to a maximum of 3%, and 50% of additional employee contributions up to 6%.

The Company's matching contributions consist of shares of Company stock, which are invested in the Cooper Cameron Stock Fund. Participants are 100% vested in the Company's matching contributions. Participants who have attained age 55 may elect to make irrevocable transfers of their interest in the Cooper Cameron Stock Fund in 1% increments to one or more of the allocable funds defined below.

In addition to the matching contributions, the Company makes profit sharing contributions to specific employees of certain Participating Units as defined in the Plan. The profit sharing contributions are based on hours actively worked and specified contribution rates. Hours actively worked include overtime, holiday, and vacation hours, but exclude any other paid hours for absences during which no duties are performed. The Company's profit sharing contributions are allocated among the fund options based on employee elections. Vesting in the Company's profit sharing contributions is on a graduated scale with 100% vesting after five years of service. Amounts which are forfeited due to termination of employment reduce the future profit sharing contributions of the Company.

Any participant, who is receiving compensation other than severance pay from the Company and has not had an outstanding loan from the Plan for at least one month, may apply for a loan. Any loan granted to such a participant shall be deemed an investment made for such participant's benefit and shall be held and reflected in the separate accounts of such a participant as a charge for the principal amount of the loan. The interest rate charged on the loan is a fixed rate for the term of the loan (maximum of five years) as determined by the Company in the year of issuance.

              Cooper Cameron Corporation Retirement Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

More detailed information about the Plan, the funding, vesting, and benefit provisions is contained in the Summary Plan Description. A copy of this pamphlet is available at the Company's Corporate Office.

2. SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING PRINCIPLES

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Such estimates could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Benefit payments to participants are recorded upon distribution.

              Cooper Cameron Corporation Retirement Savings Plan

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS

The Plan's investments are held in the Cooper Cameron Corporation Master Trust (the "Master Trust"). Nationwide Trust Company is the trustee of the Plan. Following is a summary of the investment accounts of the Master Trust and the Plan's beneficial interest in the investment accounts as of December 30, 2000 AND 1999.

                                                          BENEFICIAL INTEREST
                                                              DECEMBER 30
                                                           2000         1999
                                                        ------------------------
Cooper Cameron Stock Fund                                  97.39%       96.16%
PRIMCO Stable Value Fund                                   87.80        82.01
Deutsche Institutional Equity 500 Index Fund
 (formerly Bankers Trust Institutional Equity
 500 Index Fund)                                           94.64        91.54
PIMCO Total Return A Fund                                  86.76        86.18
Washington Mutual Investors Fund                           87.57        86.23
MFS Massachusetts Investors Growth A Fund                  93.10        90.11
Franklin Balance Sheet Investment A Fund                   87.92        87.25
Lord Abbett Developing Growth A Fund                       92.06        87.46
EuroPacific Growth Fund                                    92.46        89.32
Real Estate Fund                                          100.00       100.00
Loan Fund                                                  99.75        99.93

The Master Trust's security transactions are accounted for on the date the securities are purchased or sold. Investment income is recorded as earned.

The Master Trust's investments in securities traded on the exchanges are valued at the last reported sale price on the valuation date. Investments in money market funds are stated at cost, which approximates fair value. Real estate is stated at estimated fair value based on the most recent appraisal.

              Cooper Cameron Corporation Retirement Savings Plan

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment contracts within the PRIMCO Stable Value Fund, with varying contract rates and maturity dates, are fully benefit responsive and are therefore stated at contract value. Contract value represents cost plus accrued income. Although it is management's intention to hold the investment contracts until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity. The INVESCO Group Trust for Employee Benefit Plans is a 103-12 investment entity, in which the assets of multiple qualified plans are invested by the sponsor, PRIMCO Capital Management, and is comprised of bank issued synthetic contracts.

The Plan's beneficial interest in the Loan Fund consists primarily of monies borrowed by participants from their account balances in the funds. Repayments of principal and interest are allocated to the participants' account balances in the funds based on the participants' current investment elections. The Plan's beneficial interest in the Loan Fund reflects the current principal outstanding on these participant loans, which approximates fair value.

3. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. Master Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, participant loan transactions, and benefit payments) which can be specifically identified and allocating among all plans, in proportion to the fair value of the assets assigned to each plan, the income and expenses resulting from the collective investment of the assets. The Master Trust includes assets of other employee benefit plans in addition to this Plan.

               Cooper Cameron Corporation Retirement Savings Plan

3. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

The following tables present the fair value of investments for the separate investment accounts of the Master Trust in which the Plan participates:

                                                     COOPER       WASHINGTON                       MFS
                                                     CAMERON        MUTUAL          PRIMCO      MASSACHUSETTS
                                                      STOCK       INVESTORS      STABLE VALUE     INVESTORS     REAL ESTATE
DECEMBER 30, 2000                                     FUND          FUND             FUND       GROWTH A FUND      FUND
                                                 -----------------------------------------------------------------------------
Assets:
 Cash                                             $     894,457   $          -   $          -   $           -   $         -
 Income receivable                                            -              -          7,158               -             -
 Net unsettled sales of investments                   1,217,856              -              -               -             -
 Investments at fair value as determined
  by quoted market prices:
   Money Market Funds                                    48,516              -              -               -       377,365
   Cash Management Trust of America                           -              -      3,984,937               -             -
   Cooper Cameron Corporation Common Stock          100,842,527              -              -               -             -
   Washington Mutual Investor's Fund                          -     31,264,706              -               -             -
   MFS Massachusetts Investors Growth A Fund                  -              -              -      47,309,768             -
   Deutsche Institutional Equity 500 Index
    Fund (formerly Bankers Trust Institutional
    Equity 500 Index Fund)                                    -              -              -               -             -
   PIMCO Total Return A Fund                                  -              -              -               -             -
   Franklin Balance Sheet Investment A Fund                   -              -              -               -             -
   Lord Abbett Developing Growth A Fund                       -              -              -               -             -
   EuroPacific Growth Fund                                    -              -              -               -             -
 Investments at estimated fair value or
  contract value:
   Investment contracts                                       -              -     40,586,774               -             -
   INVESCO Group Trust for Employee Benefit
    Plans                                                     -              -     14,025,827               -             -
   Loans to participants                                      -              -              -               -             -
   Promissory note                                            -              -         96,250               -             -
   Real estate                                                -              -              -               -       279,080
                                                ------------------------------------------------------------------------------
 Total Investments                                  100,891,043     31,264,706     58,693,788      47,309,768       656,445
                                                ------------------------------------------------------------------------------
Total assets                                        103,003,356     31,264,706     58,700,946      47,309,768       656,445
                                                ------------------------------------------------------------------------------
Liabilities:
  Net unsettled purchases of investments              1,495,531              -              -               -             -
                                                ------------------------------------------------------------------------------
Net assets available to participating plans       $ 101,507,825   $ 31,264,706   $ 58,700,946   $  47,309,768   $   656,445
                                                ==============================================================================


                                                    DEUTSCHE
                                                  INSTITUTIONAL
                                                 EQUITY 500 INDEX
                                                  FUND (FORMERLY                  FRANKLIN
                                                  BANKERS TRUST                   BALANCE      LORD ABBETT
                                                  INSTITUTIONAL                    SHEET       DEVELOPING
                                                   EQUITY 500      PIMCO TOTAL   INVESTMENT A   GROWTH A    EUROPACIFIC
                                                   INDEX FUND)    RETURN A FUND      FUND         FUND      GROWTH FUND   LOAN FUND
                                                ------------------------------------------------------------------------------------
Assets:
 Cash                                           $          -      $          -   $         -   $          -  $         - $         -
 Income receivable                                         -                 -             -              -            -           -
 Net unsettled sales of investments                        -                 -             -              -            -           -
 Investments at fair value as determined
  by quoted market prices:
   Money Market Funds                                      -                 -             -              -            -           -
   Cash Management Trust of America                        -                 -             -              -            -           -
   Cooper Cameron Corporation Common Stock                 -                 -             -              -            -           -
   Washington Mutual Investor's Fund                       -                 -             -              -            -           -
   MFS Massachusetts Investors Growth A Fund               -                 -             -              -            -           -
   Deutsche Institutional Equity 500 Index
    Fund (formerly Bankers Trust Institutional
    Equity 500 Index Fund)                        38,419,019                 -             -              -            -           -
   PIMCO Total Return A Fund                               -        30,120,194             -              -            -           -
   Franklin Balance Sheet Investment A Fund                -                 -    11,246,448              -            -           -
   Lord Abbett Developing Growth A Fund                    -                 -             -     10,790,367            -           -
   EuroPacific Growth Fund                                 -                 -             -              -   14,156,301           -
 Investments at estimated fair value or
  contract value:
   Investment contracts                                    -                 -             -              -            -           -
   INVESCO Group Trust for Employee Benefit
    Plans                                                  -                 -             -              -            -           -
   Loans to participants                                   -                 -             -              -            -   7,251,474
   Promissory note                                         -                 -             -              -            -           -
   Real estate                                             -                 -             -              -            -           -
                                                ------------------------------------------------------------------------------------
 Total investments                                38,419,019        30,120,194    11,246,448     10,790,367   14,156,301   7,251,474
                                                ------------------------------------------------------------------------------------
Total assets                                      38,419,019        30,120,194    11,246,448     10,790,367   14,156,301   7,251,474
                                                ------------------------------------------------------------------------------------
Liabilities:
  Net unsettled purchases of investments                   -                 -             -              -            -           -
                                                ------------------------------------------------------------------------------------
Net assets available to participating plans     $ 38,419,019      $ 30,120,194   $11,246,448   $ 10,790,367  $14,156,301 $ 7,251,474
                                                ====================================================================================

               Cooper Cameron Corporation Retirement Savings Plan

3. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

                                                     COOPER        WASHINGTON                       MFS
                                                     CAMERON         MUTUAL          PRIMCO      MASSACHUSETTS
                                                      STOCK        INVESTORS      STABLE VALUE     INVESTORS     REAL ESTATE
DECEMBER 30, 1999                                     FUND           FUND             FUND       GROWTH A FUND      FUND
                                                 -----------------------------------------------------------------------------
Assets:
 Net unsettled sales of investments              $  4,343,163     $          -   $           -   $           -   $         -
 Investments at fair value as determined by
  quoted market prices:
   Money Market Funds                                 239,515                -               -               -       293,404
   Cash Management Trust of America                         -                -      12,051,274               -             -
   Cooper Cameron Corporation Common Stock         88,096,553                -               -               -             -
   Washington Mutual Investor's Fund                        -       30,309,599               -               -             -
   MFS Massachusetts Investors Growth A Fund                -                -               -      46,798,499             -
   Bankers Trust Institutional Equity 500 Index             -                -               -               -             -
   PIMCO Total Return A Fund                                -                -               -               -             -
   Franklin Balance Sheet Investment A Fund                 -                -               -               -             -
   Lord Abbett Developing Growth A Fund                     -                -               -               -             -
   EuroPacific Growth Fund                                  -                -               -               -             -
 Investments at estimated fair value or contract
  value:
   Investment contracts                                     -                -      48,380,302               -             -
   INVESCO Group Trust for Employee Benefit Plans           -                -      10,699,540               -             -
   Loans to participants                                    -                -               -               -             -
   Promissory note                                          -                -         184,187               -             -
   Real estate                                              -                -               -               -       416,389
                                                 ----------------------------------------------------------------------------
 Total investments                                 88,336,068       30,309,599      71,315,303      46,798,499       709,793
                                                 ----------------------------------------------------------------------------
Total assets                                       92,679,231       30,309,599      71,315,303      46,798,499       709,793
                                                 ----------------------------------------------------------------------------

Liabilities:
 Net unsettled purchases of investments             2,910,760            5,026         225,905          26,493             -
 Cash overdraft                                     3,273,717                -               -               -             -
                                                 ----------------------------------------------------------------------------
Net assets available to participating plans      $ 86,494,754     $ 30,304,573   $  71,089,398   $  46,772,006   $   709,793
                                                 ============================================================================

                                                                                  FRANKLIN
                                                  BANKERS TRUST                   BALANCE      LORD ABBETT
                                                  INSTITUTIONAL                    SHEET       DEVELOPING
                                                   EQUITY 500      PIMCO TOTAL   INVESTMENT A   GROWTH A    EUROPACIFIC
                                                   INDEX FUND)    RETURN A FUND      FUND         FUND      GROWTH FUND   LOAN FUND
                                                ------------------------------------------------------------------------------------
Assets:
 Net unsettled sales of investments             $           -     $     142,048  $         -   $         -  $          -  $        -
 Investments at fair value as determined by
  quoted market prices:
   Money Market Funds                                       -                 -            -             -             -           -
   Cash Management Trust of America                         -                 -            -             -             -           -
   Cooper Cameron Corporation Common Stock                  -                 -            -             -             -           -
   Washington Mutual Investor's Fund                        -                 -            -             -             -           -
   MFS Massachusetts Investors Growth A Fund                -                 -            -             -             -           -
   Bankers Trust Institutional Equity 500 Index    49,678,569                 -            -             -             -           -
   PIMCO Total Return A Fund                                -        29,780,851            -             -             -           -
   Franklin Balance Sheet Investment A Fund                 -                 -    7,869,609             -             -           -
   Lord Abbett Developing Growth A Fund                     -                 -            -     9,055,466             -           -
   EuroPacific Growth Fund                                  -                 -            -             -    13,716,073           -
 Investments at estimated fair value or contract
  value:
   Investment contracts                                     -                 -            -             -             -           -
   INVESCO Group Trust for Employee Benefit Plan            -                 -            -             -             -           -
   Loans to participants                                    -                 -            -             -             -   7,326,448
   Promissory note                                          -                 -            -             -             -           -
   Real estate                                              -                 -            -             -             -           -
                                                ------------------------------------------------------------------------------------
 Total investments                                 49,678,569        29,780,851    7,869,609     9,055,466    13,716,073   7,326,448
                                                ------------------------------------------------------------------------------------
Total assets                                       49,678,569        29,922,899    7,869,609     9,055,466    13,716,073   7,326,448
                                                ------------------------------------------------------------------------------------

Liabilities:
 Net unsettled purchases of investments                12,180                 -        1,768         5,166         8,760           -
 Cash overdraft                                             -                 -            -             -             -           -
                                                ------------------------------------------------------------------------------------
Net assets available to participating plans     $  49,666,389     $  29,922,899  $ 7,867,841   $ 9,050,300  $ 13,707,313  $7,326,448
                                                ====================================================================================

               Cooper Cameron Corporation Retirement Savings Plan

3. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

Investment income and net appreciation (depreciation) in fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) for the separate investment accounts of the Master Trust in which this Plan participates are as follows:

                                                    NET
                                                APPRECIATION      INTEREST AND
YEAR ENDED DECEMBER 30, 2000                   (DEPRECIATION)       DIVIDENDS
                                           -------------------------------------

Cooper Cameron Stock Fund                       $29,083,887         $   87,638
PRIMCO Stable Value Fund                                  -          3,802,001
Deutsche Institutional Equity 500 Index
 Fund (formerly Bankers Trust
 Institutional Equity 500 Index Fund)            (7,883,015)         3,825,962
PIMCO Total Return A Fund                         1,335,634          1,714,351
Washington Mutual Investors Fund                   (681,778)         3,000,522
MFS Massachusetts Investors Growth A Fund        (8,326,203)         4,321,727
Franklin Balance Sheet Investment A Fund          1,519,094            292,418
Lord Abbett Developing Growth A Fund             (3,107,375)           424,568
EuroPacific Growth Fund                          (5,000,746)         1,608,886
Real Estate Fund                                          -             27,786
Loan Fund                                                 -            617,937

PRIMCO STABLE VALUE FUND ("STABLE VALUE FUND")


The Stable Value Fund invests in actively managed synthetic bank and insurance company investment contracts ("SICs") and in guaranteed investment contracts ("GICs"). The GICs are promises by an insurance company or a bank to repay the principal plus accrued income at contract maturity. SICs differ from GICs in that the assets supporting the SICs are owned by the Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. Wrapper contracts are valued as the difference between the fair value of the supporting assets and the contract value. The assets supporting the SICs owned by the Master Trust are composed primarily of corporate bonds, government agency securities and 103-12 investment entities with a fair value of $52,434,269 and $52,065,275 at December 30, 2000 and 1999, respectively. The contract values of the SICs at December 30, 2000 and 1999 were $52,743,892 and $54,024,790, respectively.

               Cooper Cameron Corporation Retirement Savings Plan

3. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

Interest crediting rates on the GICs in the Stable Value Fund are generally determined at the time of purchase. Interest crediting rates on the SICs are reset periodically based on the yields of the supporting assets. At December 30, 2000, the interest crediting rates for all contracts ranged from 4.38% to 9.52%. At December 30, 1999, the interest crediting rates for all contracts ranged from 5.9% to 9.5%.

For 2000 and 1999, the average annual yield for the investment contracts in the Stable Value Fund was 6.69% and 7.8%, respectively. At December 30, 2000 and 1999, fair value of the investment contracts in the Stable Value Fund was estimated to be approximately 99% and 97% of contract value, respectively. Fair value of the GICs was estimated by discounting the weighted average of the Stable Value Fund's cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value of the SICs is based on the market value of the assets supporting the SICs.

4. NON-PARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                         DECEMBER 30
                                                    2000             1999
                                                -----------------------------
Net assets:
 Interest in Cooper Cameron Stock Fund            $49,918,576     $37,724,482
 Contribution receivable                              991,307         669,692
                                                -----------------------------
                                                  $50,909,883     $38,394,174
                                                =============================

                                                                   YEAR ENDED
                                                                   DECEMBER 30
                                                                      2000
                                                                   -----------
Changes in net assets:
 Contributions                                                     $ 6,727,694
 Net investment gain from Cooper Cameron Corporation Master
  Trust for Defined Contribution Plans                              11,328,996
 Benefits paid to participants                                      (4,311,337)
 Transfers                                                          (1,229,644)
                                                                   -----------
Net increase                                                       $12,515,709
                                                                   ===========

               Cooper Cameron Corporation Retirement Savings Plan

5. INCOME TAX STATUS

The Plan has been designed to meet the requirements of the IRC under Section 401(a) and, therefore, is not subject to tax under present income tax laws. A favorable determination letter was received from the Internal Revenue Service on September 30, 1997. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan, as amended, is currently designed and being operated in compliance with the applicable requirements of the IRC.

6. OTHER CHANGES IN NET ASSETS

For the year ended December 30, 2000, net asset withdrawals represent the following:

         Net transfer of assets to a plan sponsored by
           Rolls Royce due to the sale of one of the
           Company's divisions to Rolls Royce               $86,403
         Net transfers from other qualified plans             1,038
                                                          -----------
                                                            $87,441
                                                          ===========

7. SUBSEQUENT EVENT

Effective April 27, 2001, the Company acquired Nickles Manufacturing Company. The Company acquired Nickles Industrial Manufacturing Company as of March 8, 2001. As a result of the acquisition, the Plan was amended to allow account balances of all active employees under the Nickles Machine Corporation Defined Contribution Matching Plan and Trust, who are hired by the Company as of the closing date of the Asset Purchase Agreement, to be transferred to the Plan. Assets of $2,358,740 will be transferred to the Plan.

                                  SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


COOPER CAMERON CORPORATION
RETIREMENT SAVINGS PLAN


     /s/ William C. Lemmer
_________________________________________
By:  William C. Lemmer
     Member of the Plan Administration
     Committee


Date:  June 29, 2001